Exhibit 99.1

Telesat Orders New Telstar 18 VANTAGE High Throughput Satellite

and Launch Services

State-of-the-art spacecraft will be located at 138 degrees East and significantly expand Telesat’s capacity over Asia

OTTAWA, CANADA, December 23, 2015 – Telesat, a leading global satellite operator, has procured a powerful new spacecraft called Telstar 18 VANTAGE from Space Systems Loral (SSL). The new satellite will operate from 138 degrees East and is expected to be in service in the first half of 2018. Telstar 18 VANTAGE will expand Telesat’s coverage of growing satellite service markets in China, Mongolia, Southeast Asia, and the Pacific Ocean region.

Telesat is also pleased to announce it has entered into an agreement with APT Satellite Company Limited (APSTAR) under which APSTAR will make use of capacity on Telstar 18 VANTAGE to serve its growing base of customers. This agreement extends the long term relationship between APSTAR and Telesat that has existed for more than a decade.

Telstar 18 VANTAGE will be the third satellite with high throughput capabilities in Telesat’s global fleet and, like the others, will utilize a combination of broad regional beams and high throughput spot beams in Ku-band to maximize throughput and spectral efficiency. It will also provide extensive C-band coverage of Asia that reaches from India and Pakistan in the West all the way to Hawaii in the East, enabling direct connectivity from any point in Asia to the Americas.

“Telstar 18 VANTAGE is a high throughput, highly flexible, state-of-the-art satellite that will provide a significant competitive advantage to customers serving the demanding requirements of broadcast, enterprise and government users throughout Asia ,” said Dan Goldberg, Telesat’s President and CEO. “We are pleased to be making this important addition to our global satellite fleet and, moreover, pleased to continue our long and successful relationship with APSTAR, a leading Asian operator with whom we have closely cooperated for over a decade.”

Telstar 18 VANTAGE is designed for an in-orbit life of more than 15 years with electrical output of approximately 14 kW.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 15 satellites plus the Canadian payload on ViaSat-1 with two new satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “expected“, “continue”, “will” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 as well as Telesat’s other filings with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Gerry Nagler, Telesat +1 908 470-4907 (gnagler@telesat.com)